MORGAN STANLEY DEAN WITTER MUNICIPAL INCOME TRUST III
SPECIAL MEETING OF SHAREHOLDERS
JANUARY 23, 2001



Item 77.C.	Matters Submitted to a Vote of Security Holders

	On January 23, 2001, a Special Meeting of the Shareholders of Morgan Stanley Dean Witter Municipal Income Trust III ("MIT III") was held to consider and vote upon an Agreement and Plan of Reorganization, dated August 24, 2000 (the Reorganization Agreement") between MIT III and Morgan Stanley Dean Witter Tax-Exempt Securities Trust ("Tax-Exempt"), pursuant to which substantially all of the assets of MIT III would be combined with those of Tax-Exempt with a value equal to the net asset value of their holdings in MIT III (the "Reorganization").

The vote on the Reorganization proposal was as follows:



For: 3,228,539		Against:  98,036		Abstain:  118,320